Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Salix Pharmaceuticals, Ltd. for the registration of $750,000,000 of 6.00% Senior Notes due 2021 and to the incorporation by reference therein of our reports dated February 28, 2014 (except Note 15, as to which the date is May 30, 2014), with respect to the consolidated financial statements and schedule of Salix Pharmaceuticals, Ltd., included in its Current Report on Form 8-K dated May 30, 2014, and our report dated February 28, 2014, with respect to the effectiveness of internal control over financial reporting of Salix Pharmaceuticals, Ltd. included in its Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Raleigh, North Carolina

May 30, 2014